FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                 12 July 2004


                               File no. 0-17630


                         CRH - Holding(s) in Company



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Holding(s) in Company



                            CRH plc ("the Company")

                            -----------------------





The Company received notification today, 12th July 2004, from Bank of Ireland Asset Management Limited, on behalf of Bank of Ireland nominee companies, that as at 7th July 2004 they had an interest in 47,716,288 Ordinary Shares of CRH plc representing 9.00 per cent of the Company's issued Ordinary Share Capital.





Contact

Neil Colgan

Assistant Company Secretary

Tel: 00 3531 6344340




                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  12 July 2004



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director